                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                         Western Pacific Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  000959080102
                     -----------------------------------------
                                (CUSIP Number)

                      Wilson Chu, Haynes and Boone, L.L.P.
                 3100 NationsBank Plaza, Dallas, TX 75202, (214)
                                    651-5088
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 31, 1997
                    -----------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 000959080102                                         Page 2 of 7 Pages
                                                               -----------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        GFI Company
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

        WC, OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                        0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                        0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                        0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------



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CUSIP NO.  000959080102                                       Page 3 of 7 Pages
                                                              -----------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Edward L. Gaylord
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

        PF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        N/A
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                        467,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                      0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                        467,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                        0
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        477,500
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------



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                                                              Page 4 of 7 Pages
                                                              ------------------


     The Schedule 13D dated November 11, 1996, as amended by Amendment No. 1 to
Schedule 13D (the "Schedule 13D") of GFI Company, a Nevada corporation ("GFI"), and Edward L. Gaylord relating to the Common Stock, par value $.001 per share, of Western Pacific Airlines, Inc., a Delaware corporation (the "Company"), is hereby further amended as set forth below. Capitalized terms in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
------   -------------------------------------

Item 5 is hereby amended and restated by the following paragraphs:

     "(a) As of December 31, 1997 GFI does not own, of record or beneficially, any shares of Common Stock.

     Edward L. Gaylord owns of record 467,500 shares of Common Stock. Edward L. Gaylord may be deemed to be the beneficial owner of an aggregate of 477,500 shares of Common Stock of the Company (which is approximately 3.5% of the shares outstanding on November 1, 1997 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Securities and Exchange Commission). The 477,500 shares include 10,000 shares of Common Stock owned of record by Mr. Gaylord's spouse. Mr. Gaylord may be deemed to beneficially own shares of Common Stock owned of record by his spouse. Mr. Gaylord disclaims beneficial ownership of shares of Common Stock not owned of record by him.

     David C. Story owns of record 100 shares of Common Stock (which is less than 0.01% of the shares outstanding on November 1, 1997 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Securities and Exchange Commission).

     Clayton I. Bennett may be deemed to be the beneficial owner of 22,500 shares of Common Stock (which is approximately 0.2% of the shares outstanding on November 1, 1997 based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the Securities and Exchange Commission). Mr. Bennett has the right to acquire 17,500 shares of Common Stock pursuant to a stock option granted by the Company. The 22,500 shares include 5,000 shares of Common Stock owned of record by Mr. Bennett's spouse. Mr. Bennett disclaims beneficial ownership of shares of Common Stock not owned of record by him.

     The persons named in this Item 5 hereby expressly disclaim the existence of any "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, between themselves or with any other person, with respect to the Common Stock.

          Except as set forth herein, no Control Person beneficially owns any shares of Common Stock.



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                                                               Page 5 of 7 Pages
                                                               -----------------


          (b) Edward L. Gaylord has the sole voting power and sole dispositive power with respect to 467,500 of the shares of Common Stock he beneficially owns. David C. Story has sole voting and sole dispositive power with respect to 100 shares of Common Stock.

          (c) The only transactions in the shares of Common Stock by GFI during the past 60 days are the sale of 1,225,000 shares of Common Stock and warrants to purchase 1,325,000 shares of Common Stock by GFI and 437,500 shares of Common Stock owned by Broadmoor Hotel, Inc. to an institutional investor in a private transaction that was consummated on December 31, 1997.

          (d) Edward L. Gaylord has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 467,500 shares of Common Stock, and his spouse has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 10,000 shares of Common Stock.

          (e) On December 31, 1997, each of GFI and Edward L. Gaylord ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock."





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                                                               Page 6 of 7 Pages
                                                               -----------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 12, 1998                         GFI COMPANY



                                               By:   /s/ E. K. GAYLORD II
                                                  ------------------------------
                                               Name:      E. K. Gaylord II
                                               Title:     President




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                                                               Page 7 of 7 Pages
                                                               -----------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 12, 1998

                                               /s/ EDWARD L. GAYLORD
                                               ---------------------------------
                                               Edward L. Gaylord